

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 2, 2007

Mr. Luis Sas
Chief Financial Officer
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd Floor
(C1084ABA) Buenos Aires, Argentina

>   **Re:**   **Petrobras Energía Participaciones S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed March 1, 2006**
>   **File No. 000-15152**
>
>   **Response Dated November 24, 2006**

Dear Mr. Sas:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 6. Oil and gas areas and participation in joint ventures, page F-27

1.   We have reviewed the table included in your response to comment 7 of our letter
        dated September 28, 2006 and note the increase in the liability during fiscal year
        2005 is due to a revision of estimated cash flows. Given its significance to the
        overall asset retirement obligation balance, please tell us and include disclosure to
        explain the nature and reason for such revision during 2005.

2.   On a related matter, we note you have not recorded any additional asset
        retirement obligation liabilities during both fiscal years 2005 and 2004.
        Considering your oil and gas drilling efforts and other activities performed during
        these periods, as further discussed beginning on page 21, please explain the basis
        for your conclusion that no additional asset retirement obligations were incurred.
        In your response, please address both fiscal years 2005 and 2004 activities in
        sufficient detail to support your accounting conclusions in accordance with
        Argentina and U.S. GAAP.

Note 10. Financing, page F-39

3.   We understand you and your controlled subsidiaries are in compliance with all
        debt covenants as of December 31, 2005. However, your response does not
        indicate your intention to disclose this fact. Therefore, we reissue comment 8 of
        our letter dated September 28, 2006.

Note 21. Summary of significant differences between accounting principles followed by
the Company and US GAAP, page F-57

4.   We note in your response to comment 11 of our letter dated September 28, 2006,
        that you will expand your disclosures regarding the differences between U.S. and
        Argentina GAAP in your future filings. Please provide us with a draft of the
        expanded disclosures that you will include in future filings, using the information
        and amounts for the comparative periods to be presented in your next Form 20-F.
        In your revised disclosures, please include the revisions referred to in your
        response to comment 12. We may have further comment after reviewing your
        response.

Engineering Comments

Risk Factors, page 7

Factors Relating to the Company, page 11

Our Crude Oil and Natural Gas Reserve Estimates, page 11

5.   Provide a cross-reference to a description of the term reserve audit with a full
        explanation of the work performed by Gaffney, Cline & Associates.

Production, page 21

Statistical Information Relating to Oil and Gas Production, page 27

6.   Please clarify if the production is net to you and if all the gas production is actual
        sales gas.

Reserves, page 32

7.   Please revise to include the definition of proved reserves as found in Rule 4-10(a)
        of Regulation S-X.

8.   Disclose the 5% of the proved reserves that were not covered by the audit, if they
        were material, the reasons they were not audited and if it was your decision or the
        independent engineer's decision to not include these reserves. Include in your
        explanation of reserve audit the work that was not performed by Gaffney, Cline &
        Associates and why. Fully explain how they tested your assumptions and
        methods and how they arrived at their final opinion.

9.   Please explain to us the meaning of reserves that are certified.

10.   Please provide further clarification to us regarding the statement that if the
        economic method of calculating proved reserves had been used the reserves
        would have decreased by a larger margin than you present. As the economic
        method is the preferred method to use to determine proved reserves when a
        production sharing contract exists, please explain to us why the economic method
        was apparently not utilized for reserves outside Argentina.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: via facsimile
        Francisco Cestero
        Cleary, Gottlieb, Steen & Hamilton
        (212) 225-3999